February 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Erin Purnell

Re:         Fifth Wall Acquisition Corp. I

Registration Statement on Form S-1

Filed January 20, 2021, as amended

File No. 333-252274

Dear Ms. Purnell:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby join in the request of Fifth Wall Acquisition Corp. I that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 4, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 3,000 copies of the Preliminary Prospectus dated January 29, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
DEUTSCHE BANK SECURITIES INC.
as Representatives of the Several Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Olympia McNerney
	Name:	Olympia McNerney
	Title:	Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Ravi Raghunathan
	Name:	Ravi Raghunathan
	Title:	Managing Director

By:	/s/ Brandon Sun
	Name:	Brandon Sun
	Title:	Director

[Signature Page to Underwriters’ Acceleration Request]